Exhibit 99.1

JD.com Announces Fourth Quarter and Full Year 2017 Results

Beijing, China—March 2, 2018—JD.com, Inc. (NASDAQ: JD), China’s largest retailer, today announced its unaudited financial results for the quarter and full year ended December 31, 2017.

Fourth Quarter and Full Year 2017 Highlights for Continuing Operations

•                                          Net revenues1 for the fourth quarter of 2017 were RMB110.2 billion (US$216.9 billion), an increase of 38.7% from the fourth quarter of 2016. Revenues from services and others for the fourth quarter of 2017 were RMB10.0 billion (US$1.5 billion), an increase of 54.7% from the fourth quarter of 2016. Net revenues for the full year of 2017 were RMB362.3 billion (US$55.7 billion), an increase of 40.3% from the full year of 2016. Revenues from services and others increased by 49.9% in 2017.

•                                          Gross profit3 for the fourth quarter of 2017 was RMB14.4 billion (US$2.2 billion), compared to RMB10.8 billion in the fourth quarter of 2016. Gross profit for the full year of 2017 was RMB50.8 billion (US$7.8 billion), an increase of 43.7% from the full year of 2016. Non-GAAP gross profit4 for the full year of 2017 was RMB50.0 billion (US$7.7 billion), an increase of 44.7% from the full year of 2016.

•                                          Net loss from continuing operations attributable to ordinary shareholders for the fourth quarter of 2017 was RMB909.2 million (US$139.7 million), a decrease of 27.9% from RMB1,261.4 million net loss for the same period last year. Non-GAAP net income from continuing operations attributable to ordinary shareholders5 for the fourth quarter of 2017 was RMB449.3 million (US$69.1 million), compared to RMB779.7 million for the same period last year. Net income from continuing operations attributable to ordinary shareholders for the full year of 2017 was RMB116.8 million (US$18.0 million), compared to a net loss from continuing operations attributable to ordinary shareholders of RMB2.0 billion for the full year of 2016. Non-GAAP net income from continuing operations attributable to ordinary shareholders for the full year of 2017 was RMB5.0 billion (US$0.8 billion), an increase of 140% from the full year of 2016.

•                                          Diluted EPS and Non-GAAP Diluted EPS. Diluted net loss per ADS from continuing operations for the fourth quarter of 2017 was RMB0.64 (US$0.10), compared to RMB0.89 for the fourth quarter of 2016. Non-GAAP diluted net income per ADS from continuing operations for the fourth quarter was RMB0.31 (US$0.05), compared to RMB0.54 for the same quarter last year. Diluted net income per ADS from continuing operations for the full year of 2017 was RMB0.08 (US$0.01), compared to diluted net loss per ADS from continuing operations of RMB1.43 for the full year of 2016. Non-GAAP diluted net income per ADS from continuing operations for the full year of 2017 was RMB3.41 (US$0.52), as compared to RMB1.45 in the full year of 2016.

1  The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

2  The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 29, 2017, which was RMB6.5063 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

3  The company’s cost of revenues does not include certain costs, such as fulfillment costs related to warehousing and delivery for its direct sales business and staff costs for its marketplace business, its gross profit may not be comparable to those of other companies that may include such costs in cost of revenues and in the calculation of gross profit.

4  Non-GAAP gross profit is defined as the difference of net revenues and cost of revenue excluding revenue from business cooperation arrangements with equity investees and share-based compensation included in cost of revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

5  Non-GAAP net income/(loss) attributable to ordinary shareholders is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, and certain other non-cash gain or loss items from net income/(loss) attributable to ordinary shareholders. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

•                                          Operating cash flow from continuing operations for the twelve months ended December 31, 2017 increased to RMB27.3 billion (US$4.2 billion) from RMB10.0 billion for the twelve months ended December 31, 2016. Free cash flow6 from continuing operations, which excludes the impact from JD Finance related credit products included in the operating cash flow, for the twelve months ended December 31, 2017 increased to RMB15.7 billion (US$2.4 billion) from RMB13.5 billion for the twelve months ended December 31, 2016.

•                                          Annual active customer accounts increased by 29.1% to 292.5 million in the twelve months ended December 31, 2017 from 226.6 million in the twelve months ended December 31, 2016.

“Our unmatched online shopping experience continued to reshape Chinese e-commerce, win over consumers and drive robust growth in 2017,” said Richard Liu, Chairman and CEO of JD.com. “As we implement our vision of ‘boundaryless retail,’ we are working with top industry players to build China’s most advanced and comprehensive retail ecosystem to reach consumers wherever and whenever they shop. Looking ahead, we will remain focused on using technology, AI and big-data to revolutionize e-commerce while leveraging JD’s established infrastructure to empower our partners.”

“We are very pleased to report another quarter of strong top line growth, as well as record full year profitability in 2017,” said Sidney Huang, JD.com’s Chief Financial Officer. “In 2018, we will continue to prioritize investments in technology, user experience and expanding the JD ecosystem to bring more value to our customers and business partners.”

Recent Business Developments

•                                          In December 2017, JD.com and Tencent entered into definitive agreements with Vipshop Holdings Limited, under which JD.com and Tencent agreed to invest an aggregate amount of approximately US$863 million in cash in Vipshop. Upon closing in December 2017, Tencent and JD.com beneficially owned, taking into account any existing holdings, approximately 7.0% and 5.5%, respectively, of Vipshop’s total issued shares. Concurrently with the share subscription agreement, Tencent and JD.com have entered into business cooperation agreements with Vipshop.

•                                          In February 2018, JD.com and Tencent announced a joint minority investment in Better Life, a leading multi-format regional retailor in southwest China. Combining Tencent’s massive social media traffic, JD’s e-commerce know-how and logistics capabilities, and Better Life’s offline retail chain, the three parties have established a strategic partnership to pursue “Boundaryless Retail Solutions” and to provide customers with integrated online and offline shopping experiences.

6  Free cash flow, a non-GAAP measurement of liquidity, is defined as operating cash flow adding back the impact from JD Finance related credit products included in the operating cash flow and less capital expenditures, which include purchase of property, equipment and software, cash paid for construction in progress and purchase of intangible assets and land use rights. Due to certain pre-existing contractual arrangement, the company will remain as the legal owner of the consumer credit receivables after JD Finance reorganization, while JD Finance will continue to absorb the risks and obtain the rewards from these consumer credit receivables. As impact from such receivables included in the operating cash flow is not relevant to the company’s core business, it is excluded when calculating the free cash flow.

•                                          In January 2018, JD.com and Meili Inc. agreed to form a joint venture to explore social-commerce opportunities. The new venture will build and operate a social e-commerce platform leveraging resources on JD’s level-1 Weixin entry point, bringing innovative and interactive social-commerce features to shoppers, and helping small businesses reach a broader consumer base at lower cost.

•                                          In the fourth quarter of 2017, JD.com continued to expand its fashion offering on the JD platform with Bebe, an American contemporary fashion brand, and Cambridge Satchel, an iconic British handbag brand. TOPLIFE, JD.com’s independent online luxury platform which was launched during the quarter, also expanded its range of high-end brand partnerships through agreements with several well-known international luxury brands, including Yves Saint Laurent, Alexander McQueen and Derek Lam. TOPLIFE’s customized inventory facilities, premium delivery service and abundant product selections combine the best of offline luxury shopping with the convenience and precision of online shopping.

•                                          In November 2017, JD.com announced an agreement with the Stanford University Artificial Intelligence Lab (SAIL) to establish the SAIL-JD AI Research Initiative, a cooperative program to fund research areas such as machine learning, deep learning, robotics, natural language processing and computer vision. The cooperation will further JD’s strategy of developing next-generation smart e-commerce technologies to the benefit of JD, its partners, and the industry as a whole.

•                                          In December 2017, Walmart, JD, IBM, and Tsinghua University announced that they will work together to form a Blockchain Food Safety Alliance. The project will kick-off with a collaboration to drive greater transparency throughout China’s food supply chain through enhanced food tracking and processing traceability to increase consumer confidence in purchasing food products in China.

•                                          In December 2017, JD.com launched its second-hand goods business, Paipai, expanding JD.com’s ecosystem into China’s second-hand goods market. Combining advanced technologies such as blockchain-based traceability, AI-enabled automated online product verification and valuation, identity verification and credit rankings alongside JD’s anti-counterfeit controls, JD is well positioned to solve key “pain points” in the second-hand goods market, namely, quality, authenticity and security, providing a trustworthy second-hand goods platform for Chinese consumers.

•                                          In February 2018, JD.com entered into definitive agreements for the financing of its logistics subsidiary, JD Logistics, with investors including Hillhouse Capital, Sequoia China, China Merchants Group, Tencent, China Life, China Development Bank Capital FOF, China Structural Reform Fund and ICBC International. The total amount raised in the round is expected to be approximately $2.5 billion. After the completion of the transaction, JD.com will remain as a majority shareholder of JD Logistics with an 81.4% stake. The financing is expected to close in the first quarter of 2018, subject to customary closing conditions.

•                                          In December 2017, JD opened its first offline fresh food market under the 7FRESH brand. Leveraging JD’s supply chain technology and scale as the country’s largest retailer, the hyper-premium market is stocked with thousands of fresh products, including fruit, flowers, imported meat and quality fresh seafood. Offering food preparation, catering service and free 30-minute delivery to customers within three kilometers, 7FRESH integrates advanced supply chain management know-how and cutting-edge store technologies to deliver a unique shopping experience.

•                                          As of January 31, 2018, JD.com’s joint venture, New Dada, had partnered with 163 Walmart stores and 388 Yonghui stores, among numerous other supermarkets and grocery stores, to provide a premium online fresh grocery shopping experience with one-hour home delivery service. New Dada is the largest crowdsourcing logistics provider and O2O grocery platform in China.

•                                          During the fourth quarter, JD expanded its leadership position in fulfillment capabilities among China’s e-commerce companies. As of December 31, 2017, JD.com operated 486 warehouses covering an aggregate gross floor area of approximately 10 million square meters in China.

•                                          JD.com had over 170,000 merchants on its online marketplace, and a total of 157,831 full-time employees as of December 31, 2017.

Fourth Quarter 2017 Financial Results

Net Revenues.  For the fourth quarter of 2017, JD.com reported net revenues of RMB110.2 billion (US$16.9 billion), representing a 38.7% increase from the same period in 2016. Net revenues from online direct sales increased by 37.3%, while net revenues from services and others increased by 54.7% in the fourth quarter of 2017, as compared to the fourth quarter of 2016.

Cost of Revenues.  Cost of revenues increased by 39.7% to RMB95.8 billion (US$14.7 billion) in the fourth quarter of 2017 from RMB68.6 billion in the fourth quarter of 2016. This increase was primarily due to the growth of the company’s online direct sales business, traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers, as well as costs related to the logistics services provided to merchants and other partners.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 45.7% to RMB8.0 billion (US$1.2 billion) in the fourth quarter of 2017 from RMB5.5 billion in the fourth quarter of 2016. Fulfillment expenses as a percentage of net revenues was 7.2%, compared to 6.9% in the same period last year.

Marketing Expenses.  Marketing expenses increased by 35.0% to RMB4.7 billion (US$0.7 billion) in the fourth quarter of 2017 from RMB3.5 billion in the fourth quarter of 2016.

Technology and Content Expenses.  Technology and content expenses increased by 74.5% to RMB2.1 billion (US$0.3 billion) in the fourth quarter of 2017 from RMB1.2 billion in the fourth quarter of 2016 as a result of the Company’s increased investment in top talent in AI, big data and cloud-based solutions.

General and Administrative Expenses.  General and administrative expenses increased by 16.9% to RMB1.2 billion (US$0.2 billion) in the fourth quarter of 2017 from RMB1.0 billion in the fourth quarter of 2016.

Loss from operations and Non-GAAP income/(loss) from operations7.  Operating loss from continuing operations for the fourth quarter of 2017 was RMB1,596.2 million (US$245.3 million), compared to RMB338.5 million for the same period last year. Non-GAAP operating loss from continuing operations for the fourth quarter of 2017 was RMB595.8 million (US$91.6 million) with a non-GAAP operating margin of negative 0.5%, as compared to non-GAAP operating income of RMB555.0 million in the fourth quarter of 2016 with a non-GAAP operating margin of 0.7%. Non-GAAP operating margin of JD Mall8 for the fourth quarter of 2017 was 0.6%, compared to 0.9% for the fourth quarter of 2016.

Non-GAAP EBITDA9 from continuing operations for the fourth quarter of 2017 totaled RMB138.0 million (US$21.2 million) with a non-GAAP EBITDA margin of 0.1%, as compared to RMB1.1 billion with a non-GAAP EBITDA margin of 1.3% for the fourth quarter of 2016.

Net loss attributable to ordinary shareholders and Non-GAAP Net income attributable to ordinary shareholders.  Net loss from continuing operations attributable to ordinary shareholders for the fourth quarter of 2017 was RMB909.2 million (US$139.7 million), compared to RMB1,261.4 million for the same period last year. Non-GAAP net income from continuing operations attributable to ordinary shareholders for the fourth quarter of 2017 was RMB449.3 million (US$69.1 million), compared to RMB779.7 million for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS.  Diluted net loss per ADS from continuing operations for the fourth quarter of 2017 was RMB0.64 (US$0.10), compared to RMB0.89 for the fourth quarter of 2016. Non-GAAP diluted net income per ADS from continuing operations for the fourth quarter of 2017 was RMB0.31 (US$0.05), as compared to RMB0.54 for the fourth quarter of 2016.

Cash Flow and Working Capital

As of December 31, 2017, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB38.4 billion (US$5.9 billion), an increase of 57.3% from RMB24.4 billion as of December 31, 2016. For the fourth quarter of 2017, free cash flow from continuing operations of the company was as follows:

7  Non-GAAP income/(loss) from operations is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, and certain other non-cash gain or loss items from income/(loss) from operations. Non-GAAP operating margin is calculated by dividing non-GAAP income/(loss) from operations by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

8  Non-GAAP operating margin of JD Mall is defined to exclude impact of the company’s new businesses from non-GAAP operating margin of the company. New businesses of the company include O2O (deconsolidated since its merger with Dada Nexus to form New Dada on April 26, 2016), insurance, technology initiatives, overseas business as well as logistics services provided to third parties (collectively, “New Businesses”).

9  Non-GAAP EBITDA is defined as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions, and non-GAAP EBITDA margin is calculated by dividing non-GAAP EBITDA by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

	For the three months ended
	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	USD
	(In thousands)

Net cash provided by/(used in) operating activities from continuing operations	(3,508,287)	3,883,287	596,850
Add/(less): Impact from JD Finance related credit products included in the operating cash flow	2,555,903	(2,873,809)	(441,696)
Less: Capital expenditures
Land use rights and construction in progress	(730,165)	(1,377,679)	(211,745)
Other CAPEX	(560,783)	(812,257)	(124,842)
Free cash flow	(2,243,332)	(1,180,458)	(181,433)

Net cash provided by investing activities from continuing operations was RMB4.2 billion (US$0.6 billion) for the fourth quarter of 2017, consisting primarily of cash consideration received with respect to JD Finance reorganization of RMB2.5 billion, decrease in short-term investments of RMB7.4 billion, and decrease in loans to JD Finance of RMB5.1 billion, partially offset by cash paid for capital expenditures of RMB2.2 billion and increase in investment in equity investees and investment securities of RMB8.5 billion.

Net cash used in financing activities from continuing operations was RMB3.8 billion (US$0.6 billion) for the fourth quarter of 2017, consisting primarily of repayment of nonrecourse securitization debt and short-term borrowings.

For working capital turnover days, see table under “Supplemental Financial Information and Business Metrics.”

Full Year 2017 Financial Results

Net Revenues.  For the full year of 2017, JD.com reported net revenues of RMB362.3 billion (US$55.7 billion), representing a 40.3% increase from the full year of 2016. Net revenues from online direct sales increased by 39.5%, while net revenues from services and others increased by 49.9% in the full year of 2017, as compared to the full year of 2016.

Cost of Revenues.  Cost of revenues increased by 39.7% to RMB311.5 billion (US$47.9 billion) in the full year of 2017 from RMB222.9 billion in the full year of 2016. This increase was primarily due to the growth of the company’s online direct sales business, traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers, as well as costs related to the logistics services provided to merchants and other partners.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 39.4% to RMB25.9 billion (US$4.0 billion) in the full year of 2017 from RMB18.6 billion in the full year of 2016. Fulfillment expenses as a percentage of net revenues was 7.1%, compared to 7.2% in the full year of 2016.

Marketing Expenses.  Marketing expenses increased by 46.9% to RMB14.9 billion (US$2.3 billion) in the full year of 2017 from RMB10.2 billion in the full year of 2016.

Technology and Content Expenses.  Technology and content expenses increased by 49.4% to RMB6.7 billion (US$1.0 billion) in the full year of 2017 from RMB4.5 billion in the full year of 2016.

General and Administrative Expenses.  General and administrative expenses increased by 22.7% to RMB4.2 billion (US$0.6 billion) in the full year of 2017 from RMB3.4 billion in the full year of 2016.

Loss from operations and Non-GAAP income from operations.  Operating loss from continuing operations for the full year of 2017 was RMB835.5 million (US$128.4 million), compared to RMB1,251.7 million for the full year of 2016. Non-GAAP operating income from continuing operations for the full year of 2017 was RMB2.9 billion (US$0.4 billion) with a non-GAAP operating margin of 0.8%, as compared to RMB1.6 billion for the full year of 2016 with a non-GAAP operating margin of 0.6%. Non-GAAP operating margin of JD Mall for the full year of 2017 was 1.4%, compared to 0.9% for the full year of 2016.

Non-GAAP EBITDA from continuing operations for the full year of 2017 totaled RMB5.3 billion (US$0.8 billion) with a non-GAAP EBITDA margin of 1.5%, increased from RMB3.4 billion with a non-GAAP EBITDA margin of 1.3% for the full year of 2016.

Net income/(loss) attributable to ordinary shareholders and Non-GAAP Net income attributable to ordinary shareholders.  Net income from continuing operations attributable to ordinary shareholders for the full year of 2017 was RMB116.8 million (US$18.0 million), compared to net loss from continuing operations attributable to ordinary shareholders of RMB2.0 billion for the full year of 2016. Non-GAAP net income from continuing operations attributable to ordinary shareholders for the full year of 2017 was RMB5.0 billion (US$0.8 billion), an increase of 140% from RMB2.1 billion for the full year of 2016.

Diluted EPS and Non-GAAP Diluted EPS.  Diluted net income per ADS from continuing operations for the full year of 2017 was RMB0.08 (US$0.01), compared to diluted net loss per ADS from continuing operations of RMB1.43 for the full year of 2016. Non-GAAP diluted net income per ADS from continuing operations for the full year of 2017 was RMB3.41 (US$0.52) as compared to RMB1.45 in the full year of 2016.

Cash Flow and Working Capital

For the full year of 2017, free cash flow from continuing operations of the company was as follows:

	For the year ended
	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	USD
	(In thousands)

Net cash provided by operating activities from continuing operations	9,993,543	27,307,014	4,197,011
Add/(less): Impact from JD Finance related credit products included in the operating cash flow	7,733,523	(289,214)	(44,451)
Less: Capital expenditures
Land use rights and construction in progress	(2,037,692)	(8,052,815)	(1,237,695)
Other CAPEX	(2,191,240)	(3,303,060)	(507,671)
Free cash flow	13,498,134	15,661,925	2,407,194

Net cash used in investing activities from continuing operations was RMB21.7 billion (US$3.3 billion) for the full year of 2017, consisting primarily of cash paid for capital expenditures of RMB11.4 billion, increase in investment in equity investees and investment securities of RMB14.0 billion, increase in loans to JD Finance of RMB6.2 billion, and increase in short-term investments of RMB2.1 billion, partially offset by cash consideration received with respect to JD Finance reorganization of RMB13.0 billion.

Net cash provided by financing activities from continuing operations was RMB5.2 billion (US$0.8 billion) for the full year of 2017, consisting primarily of proceeds of nonrecourse securitization debt and short-term borrowings, partially offset by the repayment.

For working capital turnover days, see table under “Supplemental Financial Information and Business Metrics.”

First Quarter 2018 Guidance

Net revenues for the first quarter of 2018 are expected to be between RMB98 billion and RMB100 billion, representing a growth rate between 30% and 33% compared with the first quarter of 2017, excluding the impact from JD Finance for the 2017 period. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

Conference Call

JD.com’s management will hold a conference call at 7:30 am, Eastern Time on March 2, 2018, (8:30 pm, Beijing/Hong Kong Time on March 2, 2018) to discuss the fourth quarter and full year 2017 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	+1-845-675-0437 or +1-866-519-4004

Hong Kong	+852-3018-6771 or 800-906-601

Mainland China	400-6208-038 or 800-8190-121

International	+65-6713-5090

Passcode:	9579915

A telephone replay will be available from 10:30 am, Eastern Time on March 2, 2018 through 07:59 am, Eastern Time on March 10, 2018. The dial-in details are as follows:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697

International	+61-2-8199-0299

Passcode:	9579915

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.jd.com.

About JD.com, Inc.

JD.com is both the largest e-commerce company in China, and the largest Chinese retailer, by revenue. The company strives to offer consumers the best online shopping experience. Through its user-friendly website, native mobile apps, and WeChat and Mobile QQ entry points, JD offers consumers a superior shopping experience. The company has the largest fulfillment infrastructure of any e-commerce company in China. As of December 31, 2017, JD.com operated 7 fulfillment centers and 486 warehouses across China, staffed by its own employees. JD.com is a member of the NASDAQ100 and a Fortune Global 500 company.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP gross profit, non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per weighted average number of shares and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP gross profit as the difference of net revenues and cost of revenue excluding revenue from business cooperation arrangements with equity investees and share-based compensation included in cost of revenues. The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees, gain on disposals of business, preferred shares redemption value accretion, income from non-compete agreement, reconciling items on the share of equity method investments, net income attributable to mezzanine classified non-controlling interest shareholders, impairment of goodwill, intangible assets and investments. The company defines free cash flow as operating cash flow adding back the impact from JD Finance related credit products included in the operating cash flow and less capital expenditures, which include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP gross profit, non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Finance related credit products included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company also believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

Media

Josh Gartner

VP, International Corporate Affairs

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	15,567,036	25,688,327	3,948,224
Restricted cash	2,293,640	4,110,210	631,728
Short-term investments	6,548,001	8,587,852	1,319,929
Accounts receivable, net (including JD Baitiao of RMB14.8 billion and RMB14.3 billion as of December 31, 2016 and 2017, respectively)(1)	16,141,007	16,359,147	2,514,355
Advance to suppliers	257,117	394,574	60,645
Inventories, net	28,909,425	41,700,379	6,409,231
Prepayments and other current assets	5,987,103	7,391,602	1,136,066
Amount due from related parties	9,074,275	10,796,561	1,659,401
Assets held for sale	22,154,494	—	—
Total current assets	106,932,098	115,028,652	17,679,579
Non-current assets
Property, equipment and software, net	7,023,409	12,574,178	1,932,616
Construction in progress	1,992,123	3,196,516	491,296
Intangible assets, net	8,310,657	6,692,717	1,028,652
Land use rights, net	2,447,511	7,050,809	1,083,690
Goodwill	6,527,019	6,650,570	1,022,174
Investment in equity investees	14,628,786	18,551,319	2,851,286
Investment securities	1,059,632	10,027,813	1,541,247
Deferred tax assets	—	158,250	24,323
Other non-current assets (including JD Baitiao of RMB0.8 billion and RMB0.9 billion as of December 31, 2016 and 2017, respectively)(1)	2,223,672	2,227,942	342,428
Amount due from related parties	1,896,200	1,896,200	291,441
Assets held for sale	7,332,411	—	—
Total non-current assets	53,441,420	69,026,314	10,609,153
Total assets	160,373,518	184,054,966	28,288,732

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	1,878,286	200,000	30,739
Nonrecourse securitization debt(1)	9,231,101	12,684,881	1,949,631
Accounts payable	46,035,884	74,337,708	11,425,497
Advances from customers	11,466,334	13,605,298	2,091,096
Deferred revenues	1,138,426	1,592,332	244,737
Taxes payable	565,288	658,220	101,167
Amount due to related parties	154,924	54,342	8,352
Accrued expenses and other current liabilities	10,512,590	15,117,840	2,323,570
Liabilities held for sale	23,757,402	—	—
Total current liabilities	104,740,235	118,250,621	18,174,789
Non-current liabilities
Deferred revenues	2,104,461	1,273,545	195,740
Nonrecourse securitization debt(1)	2,318,389	4,475,238	687,831
Unsecured senior notes	6,831,012	6,447,357	990,941
Deferred tax liabilities	907,356	882,248	135,599
Other non-current liabilities	440,670	337,254	51,835
Liabilities held for sale	1,811,612	—	—
Total non-current liabilities	14,413,500	13,415,642	2,061,946
Total liabilities	119,153,735	131,666,263	20,236,735

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$

Redeemable non-controlling interests held for sale	7,056,921	—	—

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000,000 shares authorized, 2,938,709 shares issued and 2,852,663 shares outstanding as of December 31, 2017)	33,892,900	52,040,814	7,998,527
Non-controlling interests	269,962	347,889	53,470
Total shareholders’ equity	34,162,862	52,388,703	8,051,997
Total liabilities, redeemable non-controlling interests and shareholders’ equity	160,373,518	184,054,966	28,288,732

(1) Due to certain pre-existing contractual arrangement, the company remains as the legal owner of the consumer credit (known as JD Baitiao) receivables until they are repaid or sold through the new asset-backed securitization (“ABS”) plan as described below. JD Finance continues to perform the credit risk assessment services for the JD Baitiao business and purchase the over-due receivables from the company at carrying value to absorb the risks and obtain the rewards from JD Baitiao business. The company also assisted JD Finance in various ABS to raise fund to support the JD Baitiao business. JD Finance acts as the servicer of the ABS and also subscribes to the subordinate tranche. Due to the company’s continuing involvement right in ABS under the historical arrangement prior to October 2017, the company was not able to derecognize the related Baitiao receivables through the legacy ABS under U.S. GAAP. Beginning October 2017, the company revised certain structural arrangements for the issuance of ABS to relinquish its continuing involvement right, and has been able to derecognize certain Baitiao receivables through the new ABS plan. As a result, the balances of Baitiao receivables are expected to decrease gradually in the future with the adoption of the new ABS plan, and nonrecourse securitization debt balance will gradually decrease upon the settlement of the legacy ABS plan.

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended			For the year ended
	December 31, 2016	December 31, 2017	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Online direct sales	72,934,304	100,146,682	15,392,264	237,943,632	331,824,410	51,000,478
Services and others	6,476,824	10,018,652	1,539,839	20,346,315	30,507,344	4,688,893
Total net revenues	79,411,128	110,165,334	16,932,103	258,289,947	362,331,754	55,689,371
Operating expenses(4)(5)
Cost of revenues	(68,570,518)	(95,805,441)	(14,725,027)	(222,934,637)	(311,516,831)	(47,879,260)
Fulfillment	(5,463,919)	(7,960,097)	(1,223,445)	(18,559,691)	(25,865,128)	(3,975,397)
Marketing	(3,514,709)	(4,743,326)	(729,036)	(10,158,686)	(14,918,107)	(2,292,871)
Technology and content	(1,180,743)	(2,060,873)	(316,750)	(4,452,708)	(6,652,374)	(1,022,451)
General and administrative	(1,019,717)	(1,191,798)	(183,176)	(3,435,878)	(4,214,790)	(647,801)
Total operating expenses	(79,749,606)	(111,761,535)	(17,177,434)	(259,541,600)	(363,167,230)	(55,817,780)
Loss from operations	(338,478)	(1,596,201)	(245,331)	(1,251,653)	(835,476)	(128,409)
Other income/(expenses)
Share of results of equity investees	(1,069,049)	(556,954)	(85,602)	(2,781,909)	(1,926,720)	(296,131)
Interest income(2)	434,751	811,839	124,777	1,226,852	2,530,490	388,929
Interest expense(3)	(188,106)	(282,475)	(43,416)	(618,567)	(963,742)	(148,124)
Others, net	(18,311)	672,540	103,368	1,543,376	1,316,408	202,328
Income/(loss) before tax	(1,179,193)	(951,251)	(146,204)	(1,881,901)	120,960	18,593

(2) Interest income charged to JD Finance in relation to nonrecourse securitization debt were RMB124.9 million and RMB221.3 million for the three months ended December 31, 2016 and 2017, and RMB371.6 million and RMB702.1 million for the years ended December 31, 2016 and 2017, respectively, same as the interest expense below.

(3) Interest expense in relation to nonrecourse securitization debt were the same RMB124.9 million and RMB221.3 million for the three months ended December 31, 2016 and 2017, and RMB371.6 million and RMB702.1 million for the years ended December 31, 2016 and 2017, respectively.

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data)

		For the three months ended			For the year ended
		December 31, 2016	December 31, 2017	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017
		RMB	RMB	US$	RMB	RMB	US$

	Income/(loss) before tax	(1,179,193)	(951,251)	(146,204)	(1,881,901)	120,960	18,593
	Income tax expenses	(100,608)	(13,000)	(1,998)	(166,391)	(139,593)	(21,455)
	Net loss from continuing operations	(1,279,801)	(964,251)	(148,202)	(2,048,292)	(18,633)	(2,862)
	Net income/(loss) from discontinued operations, net of tax	(326,644)	—	—	(1,365,432)	6,915	1,063
	Net loss	(1,606,445)	(964,251)	(148,202)	(3,413,724)	(11,718)	(1,799)
	Net loss from continuing operations attributable to non-controlling interests shareholders	(18,421)	(55,018)	(8,456)	(47,848)	(135,452)	(20,819)
	Net loss from discontinued operations attributable to non-controlling interests shareholders	(1,374)	—	—	(3,743)	(5,030)	(773)
	Net income from discontinued operations attributable to mezzanine classified non-controlling interests shareholders	136,449	—	—	444,657	281,021	43,192
	Net loss attributable to ordinary shareholders	(1,723,099)	(909,233)	(139,746)	(3,806,790)	(152,257)	(23,399)

Including:	Net loss from discontinued operations attributable to ordinary shareholders	(461,719)	—	—	(1,806,346)	(269,076)	(41,356)
	Net income/(loss) from continuing operations attributable to ordinary shareholders	(1,261,380)	(909,233)	(139,746)	(2,000,444)	116,819	17,957

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data)

For the three months ended			For the year ended
December 31, 2016	December 31, 2017	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017
RMB	RMB	US$	RMB	RMB	US$

(4) Includes share-based compensation expenses as follows:
Cost of revenues	(5,439)	(10,962)	(1,685)	(17,485)	(27,513)	(4,229)
Fulfillment	(93,043)	(113,536)	(17,450)	(332,383)	(425,706)	(65,430)
Marketing	(23,191)	(38,208)	(5,872)	(87,261)	(135,749)	(20,864)
Technology and content	(132,686)	(192,746)	(29,625)	(470,234)	(670,612)	(103,071)
General and administrative	(361,409)	(406,950)	(62,547)	(1,154,069)	(1,520,482)	(233,694)
(5) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(41,846)	(41,084)	(6,314)	(92,631)	163,979)	25,203)
Marketing	(307,759)	(308,662)	(47,440)	(1,222,214)	1,221,952)	(187,811)
Technology and content	(20,661)	(21,861)	(3,360)	(45,909)	(83,844)	(12,887)
General and administrative	(77,314)	(77,314)	(11,883)	(248,023)	(307,774)	(47,304)

Net income/(loss) per share:
Basic
Continuing operations	(0.45)	(0.32)	(0.05)	(0.71)	0.04	0.01
Discontinued operations	(0.16)	—	—	(0.64)	(0.09)	(0.01)
Net loss per share	(0.61)	(0.32)	(0.05)	(1.36)	(0.05)	(0.01)
Diluted
Continuing operations	(0.45)	(0.32)	(0.05)	(0.71)	0.04	0.01
Discontinued operations	(0.16)	—	—	(0.64)	(0.09)	(0.01)
Net loss per share	(0.61)	(0.32)	(0.05)	(1.36)	(0.05)	(0.01)

Net income/(loss) per ADS:
Basic
Continuing operations	(0.89)	(0.64)	(0.10)	(1.43)	0.08	0.01
Discontinued operations	(0.33)	—	—	(1.29)	(0.19)	(0.03)
Net loss per ADS	(1.22)	(0.64)	(0.10)	(2.71)	(0.11)	(0.02)
Diluted
Continuing operations	(0.89)	(0.64)	(0.10)	(1.43)	0.08	0.01
Discontinued operations	(0.33)	—	—	(1.29)	(0.18)	(0.03)
Net loss per ADS	(1.22)	(0.64)	(0.10)	(2.71)	(0.10)	(0.02)

JD.com, Inc.

Unaudited Non-GAAP Net Income Per ADS from Continuing Operations

(In thousands, except per share data)

	For the three months ended			For the year ended
	December 31, 2016	December 31, 2017	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$	RMB	RMB	US$

Non-GAAP net income from continuing operations attributable to ordinary shareholders	779,689	449,298	69,056	2,068,404	4,968,380	763,628

Weighted average number of shares:
Basic	2,834,273	2,849,216	2,849,216	2,804,768	2,844,826	2,844,826
Diluted	2,834,273	2,849,216	2,849,216	2,804,768	2,911,462	2,911,462
Diluted (Non-GAAP)	2,874,831	2,924,235	2,924,235	2,852,454	2,911,462	2,911,462

Non-GAAP net income per ADS from continuing operations(6):
Basic	0.55	0.32	0.05	1.47	3.49	0.54
Diluted	0.54	0.31	0.05	1.45	3.41	0.52

(6) Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In thousands)

	For the three months ended			For the year ended
	December 31, 2016	December 31, 2017	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$	RMB	RMB	US$

Net cash provided by/(used in) continuing operating activities	(3,508,287)	3,883,287	596,850	9,993,543	27,307,014	4,197,011
Net cash provided by/(used in) discontinued operating activities	524,886	—	—	(1,226,526)	(2,485,741)	(382,051)
Net cash provided by/(used in) operating activities	(2,983,401)	3,883,287	596,850	8,767,017	24,821,273	3,814,960
Net cash provided by/(used in) continuing investing activities	(5,387,767)	4,208,642	646,856	(17,758,242)	(21,725,236)	(3,339,108)
Net cash used in discontinued investing activities	(9,170,070)	—	—	(30,510,335)	(15,772,856)	(2,424,243)
Net cash provided by/(used in) investing activities	(14,557,837)	4,208,642	646,856	(48,268,577)	(37,498,092)	(5,763,351)
Net cash provided by/(used in) continuing financing activities	2,134,926	(3,801,146)	(584,225)	8,649,325	5,180,365	796,207
Net cash provided by discontinued financing activities	10,051,551	—	—	32,050,146	14,054,620	2,160,156
Net cash provided by/(used in) financing activities	12,186,477	(3,801,146)	(584,225)	40,699,471	19,234,985	2,956,363
Effect of exchange rate changes on cash and cash equivalents	291,861	(213,077)	(32,749)	709,916	(641,534)	(98,602)
Net increase/(decrease) in cash and cash equivalents	(5,062,900)	4,077,706	626,732	1,907,827	5,916,632	909,370
Cash and cash equivalents at beginning of period	24,834,595	21,610,621	3,321,492	17,863,868	19,771,695	3,038,854
Cash and cash equivalents at end of period	19,771,695	25,688,327	3,948,224	19,771,695	25,688,327	3,948,224
Less: Cash and cash equivalents of held for sale	4,204,659	—	—	4,204,659	—	—
Cash and cash equivalents of continuing operations at end of period	15,567,036	25,688,327	3,948,224	15,567,036	25,688,327	3,948,224

Net cash provided by/(used in) operating activities from continuing operations	(3,508,287)	3,883,287	596,850	9,993,543	27,307,014	4,197,011
Add/(less): Impact from JD Finance related credit products included in the operating cash flow	2,555,903	(2,873,809)	(441,696)	7,733,523	(289,214)	(44,451)
Less: Capital expenditures
Land use rights and construction in progress	(730,165)	(1,377,679)	(211,745)	(2,037,692)	(8,052,815)	(1,237,695)
Other CAPEX	(560,783)	(812,257)	(124,842)	(2,191,240)	(3,303,060)	(507,671)
Free cash flow	(2,243,332)	(1,180,458)	(181,433)	13,498,134	15,661,925	2,407,194

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017

Free cash flow - trailing twelve months (“TTM”) (in RMB billions)	13.5	17.3	28.9	14.6	15.7
Inventory turnover days(7) — TTM	37.6	36.7	36.3	36.9	38.1
Accounts payable turnover days(8) — TTM	52.0	52.3	56.2	58.4	59.1
Accounts receivable turnover days(9) — TTM	1.3	1.2	1.2	1.3	1.4
GMV(10) (in RMB billions)	303.0	253.2	335.3	302.5	403.4
Annual active customer accounts(11) (in millions)	226.6	236.5	258.3	266.3	292.5

(7) Inventory turnover days are the quotient of average inventory over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days.

(8) Accounts payable turnover days are the quotient of average accounts payable over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts payable turnover days for the online direct sales business.

(9) Accounts receivable turnover days are the quotient of average accounts receivable over five quarter ends to total net revenues of the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

(10) GMV is defined as the total value of all orders for products and services placed in the company’s online direct sales business and on the company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes orders placed on our websites and mobile apps as well as orders placed on third-party websites and mobile apps that are fulfilled by us or by our third-party merchants. GMV includes shipping charges paid by buyers to sellers and excludes certain transactions over certain amounts that are comparable to the disclosed parameters in GMV definition by our major industry peer.

(11) Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the year ended
	December 31, 2016	December 31, 2017	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$	RMB	RMB	US$

Total net revenues	79,411,128	110,165,334	16,932,103	258,289,947	362,331,754	55,689,371
Less: Cost of revenues	(68,570,518)	(95,805,441)	(14,725,027)	(222,934,637)	(311,516,831)	(47,879,260)
Gross profit	10,840,610	14,359,893	2,207,076	35,355,310	50,814,923	7,810,111
Reversal of : Revenue from business cooperation arrangements with equity investees	(169,838)	(210,970)	(32,425)	(819,486)	(836,539)	(128,574)
Add: Share-based compensation included in cost of revenues	5,439	10,962	1,685	17,485	27,513	4,229
Non-GAAP gross profit	10,676,211	14,159,885	2,176,336	34,553,309	50,005,897	7,685,766

Loss from operations from continuing operations	(338,478)	(1,596,201)	(245,331)	(1,251,653)	(835,476)	(128,409)
Reversal of: Revenue from business cooperation arrangements with equity investees	(169,838)	(210,970)	(32,425)	(819,486)	(836,539)	(128,574)
Add: Share-based compensation	615,768	762,402	117,179	2,061,432	2,780,062	427,288
Add: Amortization of intangible assets resulting from assets and business acquisitions	447,580	448,921	68,997	1,608,777	1,777,549	273,205
Non-GAAP income/(loss) from operations from continuing operations	555,032	(595,848)	(91,580)	1,599,070	2,885,596	443,510
Add: Depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions	508,600	733,880	112,796	1,811,512	2,415,167	371,204
Non-GAAP EBITDA from continuing operations	1,063,632	138,032	21,216	3,410,582	5,300,763	814,714

Total net revenues	79,411,128	110,165,334	16,932,103	258,289,947	362,331,754	55,689,371

Non-GAAP operating margin from continuing operations	0.7%	-0.5%	-0.5%	0.6%	0.8%	0.8%

Non-GAAP EBITDA margin from continuing operations	1.3%	0.1%	0.1%	1.3%	1.5%	1.5%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the year ended
	December 31, 2016	December 31, 2017	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$	RMB	RMB	US$

Net income/(loss) from continuing operations attributable to ordinary shareholders	(1,261,380)	(909,233)	(139,746)	(2,000,444)	116,819	17,957
Add: Share-based compensation	615,768	762,402	117,179	2,061,432	2,780,062	427,288
Add: Amortization of intangible assets resulting from assets and business acquisitions	447,580	448,921	68,997	1,608,777	1,777,549	273,205
Add: Reconciling items on the share of equity method investments(12)	206,974	377,858	58,076	539,325	1,071,115	164,627
Add: Impairment of goodwill, intangible assets, and investments	960,959	—	—	1,959,746	139,823	21,490
Reversal of: Gain on disposal of JD Daojia	—	—	—	(1,227,760)	—	—
Reversal of: Revenue from business cooperation arrangements with equity investees	(169,838)	(210,970)	(32,425)	(819,486)	(836,539)	(128,574)
Reversal of: Income from non-compete agreement	(20,374)	(19,680)	(3,025)	(53,186)	(80,449)	(12,365)
Non-GAAP net income from continuing operations attributable to ordinary shareholders	779,689	449,298	69,056	2,068,404	4,968,380	763,628

Total net revenues	79,411,128	110,165,334	16,932,103	258,289,947	362,331,754	55,689,371

Non-GAAP net margin from continuing operations	1.0%	0.4%	0.4%	0.8%	1.4%	1.4%

(12) For the fourth quarter of 2017, the reconciling items on the share of equity method investments included the impact of share-based compensation of RMB164.0 million, amortization of intangible assets resulting from assets and business acquisitions of RMB88.1 million, share of amortization of equity investments’ intangibles not on their books of RMB23.1 million, and net income attributable to mezzanine equity holder of RMB102.7 million. For the full year of 2017, the reconciling items on the share of equity method investments included the impact of share-based compensation of RMB235.7 million, amortization of intangible assets resulting from assets and business acquisitions of RMB354.7 million, share of amortization of equity investments’ intangibles not on their books of RMB92.4 million, and net income attributable to mezzanine equity holder of RMB388.3 million. Earning from equity method investments in publicly listed companies and certain privately held companies is recorded one quarter in arrears.